THANKSFORGIVING THE MOVIE LLC

FINANCIAL STATEMENTS
(UNAUDITED)

January 3, 2018(inception) to July 26, 2019

THANKSFORGIVING THE MOVIE LLC
Index to Financial Statements
(unaudited)
January 3, 2018(inception) to July 31, 2019

	Pages
Balance Sheets Since Inception	1
Statements of Operations Since Inception	2
Statements of Member's Equity Since Inception	3
Statements of Cash Flows Since Inception	4
Notes to the Financial Statements	5

THANKSFORGIVING THE MOVIE LLC
BALANCE SHEETS
January 3, 2018 (inception) to July 26, 2019

(unaudited)

	January 3rd, 2018
Assets	
Current Assets	$_0
Cash	
Current Assets	_$ 0
Total Assets	**$__0**
Liquidity and Members' Equity	
Total liabilities	$__0
Commitments and contingencies	
Members' equity	
[Revenue Participation Rights], par value $100;	
3000 units authorized;3000 issued and outstanding as of July 2019	
Accumulated deficit	_$ 0
Total stockholders' equity	
Total liabilities and Members' equity	
	$__$ 0

THANKSFORGIVING THE MOVIE LLC
STATEMENTS OF OPERATIONS
January 3, 2018 (inception) to July 31, 2019

(unaudited)

Profit and Loss Statements
[01.03.2018 – 07.31.2019]

	01/03/2018
Revenues	$ 0
Costs of Goods Sold	$ 0
Ordinary Expense	
Expense #1	$ 0
Expense #2	-
Expense #3, etc. [if no expenses, write $0]	-
Total Expenses	**$ 0**
Net Ordinary Income	$ 0
Net Income	$ 0

THANKSFORGIVING THE MOVIE LLC
STATEMENTS OF MEMBERS' EQUITY
January 3, 2018 (inception) to July 31, 2019
(unaudited)

| | Revenue Participation Rights Units | | Revenue Participation Rights Units | | | | |
	Units	Amount	Units	Amount	Additional Paid in Capital	Accumulated Deficit	Total Members' Equity
JANUARY 3rd 2018 **Contributed Capital Net Income** July 31st 2019	- 0	$ 0	- 0	$ 0	$ 0	$ 0	$ 0

THANKSFORGIVING THE MOVIE LLC
STATEMENTS OF CASH FLOWS
January 3,2018 to July 31, 2019

(unaudited)

	01/03/2018 – 04/26/2019
Operating Activities	
Net Income	$__0_____-
Net cash provided by Operating Activities	$__0_____-
Financing Activities	$__0_____-
Owner Equity:	
Owner Equity:	$__0_____-
Net cash provided by Financing Activities	$__0_____-
Net cash increase for period	$__0_____-
Cash at the end of the period	$__0_____-

NOTE 1 – NATURE OF OPERATIONS

THANKSFORGIVING THE MOVIE LLC was formed on January 3rd 2018 ("Inception") in the State of California. The financial statements of THANKSFORGIVING THE MOVIE LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

THANKSFORGIVING THE MOVIE LLC has been set up to develop and produce the romantic holiday feature length film, "ThanksForGiving".

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of July 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from domestic and international distributors when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
As of July 2019, the company has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units
The company has three Managers Members – Ghertruda Sargent, Darien Curry and Randall Hooper. Each member owns 1,000 units.

NOTE 6 – RELATED PARTY TRANSACTIONS

No salaries or other expenses have been drawn from the company.

NOTE 7 – SUBSEQUENT EVENTS

There have been no other events or transactions during this time that would have a material effect on the balance sheet.